FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16
or 15d-16of the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-11080

THE ICA CORPORATION HOLDING COMPANY
(Translation of registrant’s name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact:
José Luis Guerrero (5255) 5272-9991 x2060 jose.guerrero@ica.com.mx	in the United States: Zemi Communications
Arq. Ana Fernandez (5255) 5272-9991 x3480 ana.fernandez@ica.com.mx	Daniel Wilson (212) 689-9560 d.b.m.wilson@zemi.com

ICA COMPLETES US$ 682.4 MILLION LONG TERM FINANCING
FOR THE EL CAJON HYDROELECTRIC PROJECT

Mexico City, March 5, 2004 – Empresas ICA Sociedad Controladora (NYSE and BMV: ICA), the largest engineering, procurement and construction company in Mexico, today announced that Constructora Internacional de Infraestructura, S.A. de C.V. (CIISA), of which ICA owns 61 percent, successfully completed US$ 682.4 million in structured long term financing for the El Cajon Hydroelectric Project.

The financing includes two facilities:

•	A US$ 452.4 million syndicated loan due August 31, 2007.
•	An issue of US$ 230 million in securities. The securities rank pari passu with the syndicated loan.

This financing is the largest structured transaction completed in Mexico for a project of this type, and secures all funds required to complete the project.

Bernardo Quintana, CEO of ICA commented, “This financing shows the confidence in the experience of the ICA-led consortium. It is also a statement of support by the financial markets for projects under the Pidiregas program in Mexico.”

In addition, Jose Luis Guerrero, CFO of ICA, stated, “Receiving investment grade ratings from Moody’s and Standard & Poor’s is a major achievement for such a complex project.”

El Cajon will have a capacity of 750 MW and is being built for the Comisión Federal de Electricidad (CFE). It is being financed under the Mexican government’s Pidiregas (Proyectos de Impacto Diferido en el Registro del Gasto) program. The financing is backed by the contract collection rights together with a structured set of guarantees from CIISA’s shareholders.

Located on the Rio Santiago in Nayarit, the El Cajon project, comprises the execution of civil construction, electro-mechanical, and ancillary works including procurement, engineering, manufacturing, transport, assembly, testing, start-up and commissioning of two 375 MW turbines. Works include the main dam, spillway, upstream and downstream cofferdams, powerhouse, turbines and generators, a power substation, channels and tunnels for water intake and outflow, as well as the river deviation works. The measurements of the concrete-faced, rock filled, main dam include a volume of 10.2 million cubic meters, a height of 186 meters and a length of 550 meters, making it the second highest dam in Latin America.

As a result of an international tender, CFE awarded the contract to CIISA in March 2003. ICA is responsible for the project, supported by its partners. La Peninsular Compañia Constructora, S.A. de C.V. participates in the civil engineering works and Power Machines – ZTL, LMZ, Electrosila, Energomachexport – in the supply of electromechanical equipment and works. Construction began in April 2003, and the plant is scheduled to be completed and delivered to CFE in August 2007. Currently, the project is approximately 10 percent complete. CIISA successfully completed the pre-deviation of the Rio Santiago in December 2003.

The proceeds of the financing will be escrowed to fund construction costs on a monthly basis, to pay interest, to repay an outstanding bridge loan and transaction costs.

THE NOTES WILL NOT BE AND HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF1933, AS AMENDED AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR ANAPPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include Civil Construction and Industrial Construction. Through its subsidiaries, ICA also manages airports and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights.

La Peninsular Compañia Constructora, S.A. de C.V. is a Mexican company founded in 1978, and is providing civil construction resources for the project.

Energomachexport Power Machines is a leading Russian company in the sale of equipment for the production, transmission and distribution of electric power, as well as gas-pumping, transportation and railway equipment. Energomachexport has 35 years experience in the development of complex power projects and delivery of equipment to various countries around the world. www.energomachexport.com

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2004

Empresas ICA Sociedad Controladora, S.A. de C.V.

/s/ JOSE LUIS GUERRERO Name: Dr. José Luis Guerrero Title: Vice President, Finance